Exhibit 99.2

BRIACELL THERAPEUTICS COP. (the “Company”)

REPORT OF VOTING RESULTS

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

HELD ON MAY 18, 2021

Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

The following is the Report on Voting for the Annual General and Special Meeting of the shareholders of the Company (“Shareholders”) held on Tuesday, May 18, 2021 (“Meeting”). All matters that were placed before the Shareholders for consideration at the Meeting were approved.

A total of 1,685,180 common shares of the Company (“Common Shares”) representing 22.36% of the Company’s issued and outstanding Common Shares were voted in connection with the Meeting.

		Outcome of Vote	Voting Results
			Votes For	Votes Against
1.	Setting the number of directors at six (6).	Carried	300,257 (97.82%)	6,680 (2.18%)

		Outcome of Vote	Votes For	Votes Withheld
2.	The election of the following directors:
	(a) Dr. William V. Williams	Elected	300,115 (97.78%)	6,822 (2.22%)
	(b) Mr. Jamieson Bondarenko	Elected	296,090 (96.47%)	10,847 (3.53%)
	(c) Dr. Charles Wiseman	Elected	296,047 (96.45%)	10,890 (3.55%)
	(d) Dr. Rebecca Taub	Elected	300,552 (97.92%)	6,385 (2.08%)
	(e) Mr. Vaughn C. Embro-Pantalony	Elected	299,438 (97.56%)	7,499 (2.44%)
	(f) Mr. Martin Schmieg	Elected	301,045 (98.08%)	5,892 (1.92%)

		Outcome of Vote	Votes For	Votes Withheld
3.	Appointment of MNP LLP, as auditors of the Company and authorizing the directors to fix their remuneration.	Carried	1,652,928 (98.09%)	32,252 (1.91%)

		Outcome of Vote	Votes For	Votes Against
4.	Renewal of Stock Option Plan.	Carried	252,968 (82.42%)	53,969 (17.58%)

		Outcome of Vote	Votes For	Votes Against
5.	Ratification of Setting the Number of Directors at 6 for the prior year ended July 31, 2019.	Carried	297,684 (96.99%)	9,253 (3.01%)

		Outcome of Vote	Votes For	Votes Against
6.	Ratification of the election of Dr. William V. Williams, Mr. Jamieson Bondarenko, Mr. Richard Berman, Mr. Vaughn C. Embro-Pantalony, Dr. Rebecca Taub, and Dr. Charles Wiseman as directors of the Company for the prior year ended July 31, 2019.	Carried	287,569 (93.69%)	19,368 (6.31%)

		Outcome of Vote	Votes For	Votes Against
7.	Ratification of the appointment of MNP LLP, as auditors of the Company for the prior year ended July 31, 2019 and authorizing the directors to fix their remuneration for the prior year ended July 31, 2019.	Carried	301,781 (98.32%)	5,156 (1.68%)

		Outcome of Vote	Votes For	Votes Against
8.	Ratification of the renewal of the Company’s Stock Option Plan for the prior year ended July 31, 2019.	Carried	250,487 (81.61%)	56,450 (18.39%)

		Outcome of Vote	Votes For	Votes Against
9.	Ratification of holding the annual general and special meeting of the Shareholders for the year ended July 31, 2019 on May 18, 2021.	Carried	302,282 (98.48%)	4,655 (1.52%)